Exhibit 1
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FOR IMMEDIATE RELEASE                                            31 January 2007


                              WPP GROUP PLC ("WPP")

                        WPP acquires All Global in the UK


WPP announces that it has acquired the entire issued share capital of All Global Limited ("All Global"), a data collection company providing the market research community with healthcare internet panel research, telephone recruiting and qualitative interviewing.

Founded in 2002, All Global is based in London and employs 44 people. All Global's revenues for the year ended 30 April 2006 were (pound)7.3 million with gross assets at the same date of (pound)1.5 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:

Feona McEwan, WPP                                       Tel: +44 (0)20 7408 2204
www.wpp.com
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